UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2011

Commission File Number 001-34667

SEADRILL LIMITED

P.O. Box HM 1593
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton HM 08 Bermuda
(441)295-6935
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Seadrill Limited, dated January 3, 2011, announcing the Company's entry into an agreement to acquire two ultra-deepwater semi-submersible drilling rigs.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED
(Registrant)

Dated: January 7, 2011	By	/s/ Georgina Sousa
Georgina Sousa
Secretary

Exhibit 99.1

SDRL - Seadrill acquires two semi-submersible ultra-deepwater rigs under construction

Hamilton, Bermuda, January 3, 2011 - Seadrill has entered into an agreement to acquire the two ultra-deepwater semi-submersible drilling rigs, Seadragon I and Seadragon II. The total project price for the two rigs, which are currently under construction at the Jurong Shipyard in Singapore, is estimated to be approximately US$1.2 billion (including project management for the remaining construction period, drilling and handling tools, spares, operations preparations and capitalized interest). Deliveries of the two rigs are expected in the first quarter and fourth quarter 2011, respectively.

Seadrill has secured new bank debt to finance the investment. The principal terms and conditions have been agreed and the debt will have a seven-year tenor and a 13-year repayment profile. The two rigs will serve as security for the new debt.

Furthermore, the first rig to be completed, Seadragon I, has a five year contract in place. However, due to postponed delivery the contract is subject to further discussions among the involved parties. The second unit, Seadragon II, has currently no employment in place.

Alf C Thorkildsen, Chief Executive Officer of Seadrill Management AS says, "We expect the demand for ultra-deepwater units to strengthen over the next years. This investment increases our exposure to this growing market segment at an acceptable price and a manageable risk. Furthermore, we are well familiar with the design of and equipment on the rigs and are pleased to be able to continue our long and strong relationship with the reputable Jurong Shipyard."

John Fredriksen, Chairman of Seadrill Limited says, "The cash break-even cost per day for each rig including operating cost, tax, interest expenses and scheduled debt installments is expected to be around US$385,000. The Board anticipates that the purchase of the two rigs including the agreed financing will strengthen Seadrill's dividend capacity going forward."

The rigs are based on the Moss Maritime CS50 Mk II design and belong to a high specification, new generation drilling units, focusing on a broader specter of operational capabilities, a larger operating area, a high load carrying capacity, efficiency and improved safety and working environment as well as a special environmental focus. The dynamically positioned (DP 3 class certification) rigs are equipped with NOV drilling equipment and have water depth capability up to 10,000 ft and total vertical drilling depth capacity up to 35,000 feet. The rigs each have a single derrick with dual pipe handling and offline stand building capabilities providing for increased efficiency. The subsea well control system includes a six ram 15k psi BOP stack with two 10k psi annulars. Each rig's variable deck-load specification is 6,200 mtons and has the accommodation capacity for 192 people.

Analyst contact:

Jim Dåtland
Vice President Investor Relations
Seadrill Management AS
+47 51 30 99 19

Media contact:

Alf C Thorkildsen
Chief Executive Officer
Seadrill Management AS
+47 51 30 99 19

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)